SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                              AMENDMENT NO. 1
                                   TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           CORNICHE GROUP INCORPORATED
                                (Name of Issuer)

 Series B Convertible Redeemable Preferred Stock, par value $.01 per share
                         (Title of Class of Securities)

________________________________________________________________________________
                                 (CUSIP Number)

                                Joel San Antonio
                           c/o Warrantech Corporation
                               300 Atlantic Street
                               Stamford, CT 06901
                                 (203) 975-1100
________________________________________________________________________________
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                   - with copies to -

                               Ralph A. Siciliano, Esq.
               Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                            900 Third Avenue - 13th Floor
                               New York, New York 10022
                                  (212) 508-6700

                                  May 18, 1998
________________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                              Page 1 of 5 Pages

                                   13D

                                 CUSIP No.
________________________________________________________________________________
(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons:

                                Joel San Antonio
________________________________________________________________________________
(2) Check the Appropriate Box if a Member of a Group*:
                  (a)[ ]
                  (b)[ ]
________________________________________________________________________________
(3)      SEC Use Only

________________________________________________________________________________
(4)      Source of Funds (See Instructions):  PF

________________________________________________________________________________
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e):   [ ]

________________________________________________________________________________
(6)      Citizenship or Place of Organization:       United States

________________________________________________________________________________
Number of Shares           (7)  Sole Voting Power:              575,000
Beneficially Owned         (8)  Shared Voting Power:            110,000
by Each Reporting          (9)  Sole Dispositive Power:         575,000
Person With:              (10)  Shared Dispositive Power:       110,000
________________________________________________________________________________
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  685,000

________________________________________________________________________________
(12)  Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions):      [ ]
________________________________________________________________________________
(13)  Percent of Class Represented by Amount in Row (11):               47.6
________________________________________________________________________________

(14)   Type of Reporting Person*:                                      IN
________________________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT

                              Page 2 of 5 Pages

                                                   SCHEDULE 13D


     This Amendment number 1 to Schedule 13D is being filed on behalf of Joel San Antonio ("San Antonio") to correct the number of shares of Series B Convertible Redeemable Preferred Stock ("Series B Preferred Stock") held by Mr. San Antonio and by Ronald Glime ("Glime"). Series B Preferred Stock was issued in connection with the change in control of the Company approved by its shareholders on May 18, 1998. However, on the closing of the transaction, an incorrect number of shares of Series B Preferred Stock was issued to Mr. San Antonio and the original Schedule 13D filed on May 28, 1998 reflected the incorrect holdings of Mr. San Antonio. After the error was discovered, the stock records of the Company were corrected to reflect the correct issuances. Accordingly, this Amendment number 1 to Schedule 13D is filed to reflect the correct holdings of Mr. San Antonio.

Item 1.           Security and Issuer

     This Schedule 13D of Mr. Joel San Antonio relates to the 685,000 shares of Series B Convertible Redeemable Preferred Stock purchased by Mr. San Antonio pursuant to the Stock Purchase Agreement, dated March 4, 1998 (the "Stock Purchase Agreement"), between the Company and Mr. San Antonio and the other the Initial Purchasers named therein. The Series B Preferred Stock vote as one class with the Common Stock and have ten votes per share, giving Mr. San Antonio over 47.6% of the voting power of the Company.

     The principal executive offices of the Company are located at 610 South Industrial Boulevard, Suite 220, Euless, Texas 76040.

Item 2.           Identity and Background

                  There is no change in this section.

Item 3.           Source and Amount of Funds

                  There is no change in this section.

Item 4.           Purpose of the Transaction

                  There is no change in this section.



                                      Page 3 of 5 Pages

Item 5.           Interest in Securities of the Issuer

     (a)-(b) There were 6,335,231 shares of Common Stock outstanding on June 30, 1998, with each share of Common Stock having one vote per share. As of May 18, 1998, 825,000 shares of Series B Preferred Stock were issued, including 685,000 shares of which Mr. San Antonio is the beneficial owner. Mr. San Antonio's beneficial ownership includes 575,000 shares issued to Mr. San Antonio, 25,000 shares issued to Jonathan San Antonio, 25,000 shares issued to Brandon San Antonio, 50,000 shares issued to Valerie San Antonio, 5,000 shares issued to Lorraine San Antonio and 5,000 shares issued to Randall San Antonio. Each share of Series B Stock is entitled to ten votes per share; accordingly, Mr. San Antonio is the beneficial owner of 83% of the class of Series B Preferred Stock, and over 47.6%(1) of the voting power of the Company's voting stock. Mr. San Antonio has sole power to vote and to direct the disposition of 575,000 shares of Series B Preferred Stock and has shared power to vote and direct the disposition of 110,000 shares of Series B Preferred Stock beneficially owned by him.

     (c) Mr. San Antonio had no transactions in Series B Preferred Stock during the past 60 days or since the most recent filing of Schedule 13D.

     (d) No other person has a right to receive or the power to direct the receipt of dividends from, or sale of shares of Series B Preferred Stock of which Mr. San Antonio is the beneficial owner.

     (e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

                  There is no change in this section.


Item 7.           Material to be Filed as Exhibits

                  There is not change in this section.

-----------------------------------

(1) The percentage reflecting Mr. San Antonio's voting power of the Company's voting stock was calculated by multiplying 5,750,000 (number of shares of common stock to be received upon conversion of Series B Preferred Stock) by a hundred and dividing the product by 12,085,231 (common stock currently outstanding increased by 4,750,000).


                                               Page 4 of 5 Pages

Signatures

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: September __, 1998



                                            /s/ Joel San Antonio
                                            _________________
                                            Joel San Antonio



                                       Page 5 of 5 Pages